SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No.2)

NeoGames S.A.
(Name of Issuer)

Ordinary Shares, no par value	L6673X107
(Title of class of securities)	(CUSIP number)

Barak Matalon
C/o NeoGames S.A.
10 Habarzel St.
Tel Aviv, Israel
Telephone: 972-3-607-2571

with a copy to:

Herzog Fox & Neeman
6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel
Attn:  Ron Ben-Menahem, Adv.
 Telephone: 972-3-692-2020

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. L6673X107	Page 2 of 9

1	NAME OF REPORTING PERSON: Barak Matalon I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 18,114,790
	9	SOLE DISPOSITIVE POWER: 9,667,595
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 18,114,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 54.1%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. L6673X107	Page 3 of 9

1	NAME OF REPORTING PERSON: Pinhas Zahavi I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel and Poland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,670,774
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,670,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.99%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. L6673X107	Page 4 of 9

1	NAME OF REPORTING PERSON: Elyahu Azur I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 18,114,790
	9	SOLE DISPOSITIVE POWER: 6,033,712
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 18,114,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 54.1%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. L6673X107	Page 5 of 9

1	NAME OF REPORTING PERSON: Aharon Aran I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel and Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 18,114,790
	9	SOLE DISPOSITIVE POWER: 2,413,483
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 18,114,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 54.1%
14	TYPE OF REPORTING PERSON: IN

Explanatory Note

This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on July 11, 2022 (the "Original Schedule 13D") and the Amendment No. 1 to the Original Schedule 13D filed with the SEC on October 6, 2022 ("Amendment No. 1" and together with the Original Schedule 13D, the "Schedule 13D"), with respect to the ordinary shares, no par value (the "Ordinary Shares"), of NeoGames S.A., a company organized under the laws of the Grand Duchy of Luxembourg ("NeoGames" or the "Issuer"). The address of the principal executive office of NeoGames is 10 Habarzel St., Tel Aviv 6971014, Israel. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3.          Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by addition of the following:

On April 19, 2023, Mr. Matalon, Mr. Azur and Mr. Aran each acquired additional Ordinary Shares pursuant to the SPA (as defined in Item 4 below). The source and amount of funds or other consideration for acquisitions under the SPA are described in Item 4 below, which is incorporated by reference into this Item 3.

Item 4.          Purpose of Transaction.

Item 4 is hereby amended by addition of the following:

Share Purchase Agreement

On April 19, 2023, a Share Purchase Agreement (the "SPA") was entered into by and among Mr. Matalon, Mr. Azur and Mr. Aran (each, a “Purchaser”) and Mr. Zahavi (the “Seller”). Pursuant to the SPA, the Purchasers, severally and not jointly, purchased an aggregate of 3,281,557 Ordinary Shares from the Seller, as follows: Mr. Matalon purchased 1,751,318 Ordinary Shares, Mr. Azur purchased 1,093,028 Ordinary Shares and Mr. Aran purchased 437,211 Ordinary Shares (collectively, the "Purchased Shares").

Pursuant to the SPA, the purchase price for the Purchased Shares shall be calculated and paid as follows, upon the earlier to occur of any of the following events:

•
On the second anniversary of the SPA (the "Long Stop Date"), each Purchaser shall pay to the Seller an amount equal to the volume-weighted average price per share of the Ordinary Shares on the Nasdaq Global Market during the ten (10) consecutive trading days immediately prior to such Long Stop Date, multiplied by the number of Ordinary Shares purchased by such Purchaser under the SPA.

•
If, prior to such second anniversary date, all Purchasers sell all of their Ordinary Shares to a bona fide third-party buyer (the "Sale Transaction"), the price per share payable by the Purchasers for the Ordinary Shares sold under the SPA shall be equal to the price per share paid to the Purchasers in the Sale Transaction, multiplied by the number of Ordinary Shares purchased by such Purchaser under the SPA. Payment of these amounts shall be made to the seller within ten (10) days of the Sale Transaction.

•
If, prior to the Long Stop Date and prior to any Sale Transaction, the volume-weighted average price per share of the Ordinary Shares on the Nasdaq Global Market during ten (10) consecutive trading days reaches or exceeds $26.00 per share, the Purchasers shall commence the sale in the market of the Ordinary Shares purchased by such Purchaser under the SPA and continue such sales for as long as the $26.00 per share can be maintained. Payment of the market prices in which the Purchased Shares were sold (which sales can be over several days, at several prices, but not below $26.00 per share), multiplied by the number of Ordinary Shares purchased by such Purchaser under the SPA, shall be made to the Seller within thirty (30) days of each such sale.

Provided however, that in any event, if either Mr. Matalon or Mr. Azur sells more than 50% of the shares owned by each of them, respectively, prior to the transactions set forth above (a "Triggering Sale"), all Purchasers shall sell any remaining Purchased Shares at the best price per share they can obtain in prevailing market conditions and, within ten (10) business days of such sales, transfer proceeds of such sales to the Seller, with the consideration for the Purchased Shares being calculated based on the weighted average of the price per share of both the Triggering Sale and such subsequent sales (taking into account the Triggering Sale and the sale of Purchased Shares).

Pursuant to the SPA, the Voting Agreement shall be terminated in relation to the Seller and continue in full force and effect between the Purchasers.

The foregoing descriptions of the SPA does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement.

Item 5.          Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety:

(a) and (b)

As of the date hereof, Mr. Matalon directly holds 9,667,595 Ordinary Shares, which represent approximately 28.9% of the number of Ordinary Shares outstanding, based on 33,482,447 Ordinary Shares outstanding as of April 19, 2023 as provided by the Issuer. Mr. Matalon has the sole power to dispose of, or direct the disposition of, the Ordinary Shares held directly by him. In addition, as a result of the Voting Agreement, Mr. Matalon has the shared power to vote, or direct the voting of, an aggregate of 18,114,790 Ordinary Shares that the Reporting Persons may be deemed to share beneficial ownership of, which represent approximately 54.1% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Zahavi directly holds 1,670,774 Ordinary Shares, which represent approximately 4.99% of the number of Ordinary Shares outstanding, based on 33,482,447 Ordinary Shares outstanding as of April 19, 2023 as provided by the Issuer. Mr. Zahavi has the sole power to dispose of, or direct the disposition of, the Ordinary Shares held directly by him.

As of the date hereof, Mr. Azur directly holds 6,033,712 Ordinary Shares, which represent approximately 18.0% of the number of Ordinary Shares outstanding, based on 33,482,447 Ordinary Shares outstanding as of April 19, 2023 as provided by the Issuer. Mr. Azur has the sole power to dispose of, or direct the disposition of, the Ordinary Shares held directly by him. In addition, as a result of the Voting Agreement, Mr. Azur has the shared power to vote, or direct the voting of, an aggregate of 18,114,790 Ordinary Shares that the Reporting Persons may be deemed to share beneficial ownership of, which represent approximately 54.1% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Aran directly holds 2,413,483 Ordinary Shares, which represent approximately 7.2% of the number of Ordinary Shares outstanding, based on 33,482,447 Ordinary Shares outstanding as of April 19, 2023 as provided by the Issuer. Mr. Aran has the sole power to dispose of, or direct the disposition of, the Ordinary Shares held directly by him. In addition, as a result of the Voting Agreement, Mr. Aran has the shared power to vote, or direct the voting of, an aggregate of 18,114,790 Ordinary Shares that the Reporting Persons may be deemed to share beneficial ownership of, which represent approximately 54.1% of the number of Ordinary Shares outstanding.

Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by any other Reporting Person.

(c)  Except as set forth in this Amendment No. 2, to the best knowledge of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days with respect to any Ordinary Share.

(d)  No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ordinary Shares referred to in this Item 5.

(e)  On April 19, 2023, Mr. Zahavi ceased to be the beneficial owner of more than five percent of the Issuer’s outstanding Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by addition of the following:

Except for the SPA described in Item 4 above, which is incorporated by reference into this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.          Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety:

The following Exhibits are filed herewith:

1	Joint Filing Agreement by and among the Reporting Persons, dated as of July 11, 2022 (incorporated herein by reference to Exhibit 1 of the Original Schedule 13D).

2	Voting Agreement by and among the Reporting Persons, dated as of November 17, 2020 (incorporated herein by reference to Exhibit 2 of the Original Schedule 13D).

3	Amendment and Restatement Agreement to the Voting Agreement by and among the Reporting Persons, dated as of September 13, 2022 (incorporated herein by reference to Exhibit 3 of Amendment No. 1).

4	Waiver of Voting Rights Letter by Mr. Zahavi, dated as of September 13, 2022 (incorporated herein by reference to Exhibit 4 of Amendment No. 1).

5	Sworn Affidavit by Mr. Zahavi, dated as of September 15, 2022 (incorporated herein by reference to Exhibit 5 of Amendment No. 1) .

6	Share Purchase Agreement by and among the Reporting Persons, dated as of April 19, 2023.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 24, 2023

/s/ Barak Matalon
Barak Matalon

/s/ Pinhas Zahavi
Pinhas Zahavi

/s/ Elyahu Azur
Elyahu Azur

/s/ Aharon Aran
Aharon Aran